UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Commission file number: 1-10537

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

NUEVO ENERGY COMPANY

401 (k) RETIREMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices (note):

NUEVO ENERGY COMPANY

700 MILAM STREET, SUITE 3100

HOUSTON, TEXAS 77002

Note: On May 14, 2004 Nuevo Energy Company (“Nuevo”) was acquired by Plains Exploration & Production Company (“Plains”). As a result of this transaction each outstanding share of Nuevo common stock was converted into 1.765 shares of Plains common stock.

NUEVO ENERGY COMPANY 401 (k) RETIREMENT PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees of

Nuevo Energy Company

    401(k) Retirement Plan

We have audited the accompanying statement of net assets available for benefits of Nuevo Energy Company 401(k) Retirement Plan (the “Plan”) as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i - Schedule of Assets (Held at End of Year) and schedule H, line 4j - Schedule of Reportable Transactions as of and for the year ended December 31, 2003 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Melton & Melton, L.L.P.

Houston, Texas

June 1, 2004

NUEVO ENERGY COMPANY 401(k) RETIREMENT PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2003 and 2002

	2003	2002
ASSETS
Investments	$16,916,478	$8,143,075

Receivables:
Employer contributions	2,737,977	2,011,868
Other	27,560	8,253

Total receivables	2,765,537	2,020,121

Total assets	19,682,015	10,163,196

LIABILITIES
Other Liabilities	26,742

Total liabilities	26,742

Net assets available for benefits	$19,655,273	$10,163,196

(See Notes to Financial Statements)

NUEVO ENERGY COMPANY 401(k) RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS

AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2003

Additions to Net Assets:
Contributions:
Participant	$2,194,264
Rollovers	400,453
Employer	3,352,558

Total contributions	5,947,275

Interest and dividend income	156,522
Net appreciation in fair value of investments	5,102,140

Total additions	11,205,937

Deductions from Net Assets:
Benefit payments	1,694,215
Administrative expenses	19,645

Total deductions	1,713,860

Change in net assets	9,492,077

Net Assets Available for Benefits:
Beginning of year	10,163,196

End of year	$19,655,273

(See Notes to Financial Statements)

NUEVO ENERGY COMPANY 401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2003

NOTE 1 - DESCRIPTION OF THE PLAN

The following description of the Nuevo Energy Company 401(k) Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all employees of Nuevo Energy Company (the “Company”) except those who are covered by a collective bargaining agreement, or are classified as a summer or seasonal employee. Employees are eligible to participate on the first day of each month coinciding with or next following the date on which they become an employee. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may elect to make salary deferral contributions to the Plan of up to 12% of their compensation, subject to certain limitations. The Company may make a discretionary matching contribution. For the Plan year ended December 31, 2003, the Company elected to match 50% of each participant’s contribution up to 3% of compensation. The Company may also make a discretionary profit sharing contribution and a discretionary nonelective contribution to be determined each plan year. The profit sharing contribution is allocated to each eligible employee who is employed on the last day of the contribution period and has completed 1,000 hours of service. For the Plan year ended December 31, 2003, the Company elected a profit sharing contribution to contribute a certain percentage based on company profits as defined in the Company compensation program. The Plan is participant-directed except that the profit sharing contribution is invested in Nuevo Energy Company common stock. Effective May 2003, participants can transfer the vested portion of their profit sharing contribution into any investment option provided under the Plan. Prior to May 2003, participants could not transfer any of their profit sharing account until they became fully vested. Participants may change their contribution rates before a pay period and investment options at any time.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and, (b) Plan earnings, and charged with any applicable administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting/Payment of Benefits

Participants are at all times fully vested in their contributions and the appreciation or depreciation thereon. Vesting in the Company contributions portion of their accounts plus earnings thereon is based on years of continuous service. In the Company matching contribution

NUEVO ENERGY COMPANY 401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

December 31, 2003

NOTE 1 - DESCRIPTION OF THE PLAN (CONTINUED)

through September 30, 2003, participants vested 20 percent per year after two years of service and were 100 percent vested after six years of service. In the Company profit sharing contribution and Company matching contribution (effective October 1, 2003), participants vest 33.33 percent per year after one year of service and are 100 percent vested after three years.

A participant shall be immediately vested upon death, retirement, or termination of employment due to total and permanent disability. Normal retirement age under the Plan is age 65. Upon a participant’s termination or retirement, the funds in the participant’s account are distributed in a lump sum payment unless the participant elects an alternate payment method.

Participant Loans

Plan participants may borrow Plan assets up to a maximum of the lesser of $50,000 or 50 percent of their vested account balance in the Plan and not less than $1,000. Interest rates on loans are stated at a reasonable rate. Loans are repaid in level installments through payroll deductions for periods ranging up to five years and in certain situations may exceed five years. Loans are secured by the participant’s vested account balance to the extent of the principal amount of the loan plus accrued interest. Participants may only have one loan outstanding at a time.

Forfeitures

Forfeitures of nonvested employer contributions shall be used to pay Plan expenses or reduce employer contributions. The forfeiture balance at December 31, 2003 and 2002 was $55,184 and $112,725, respectively. Forfeitures of $141,458 were used to reduce employer contributions during 2003.

Termination of the Plan

Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan. Upon termination, employees would receive benefits based on their account balance accumulated to the date of termination of the Plan, becoming 100% vested in all amounts credited to their account.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accounting records of the Plan are maintained on the cash basis of accounting; however, the financial statements have been prepared on the accrual basis of accounting.

Administrative Expenses

Administrative expenses of the Plan are paid by the Company or the Plan.

NUEVO ENERGY COMPANY 401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

December 31, 2003

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investments

Investments in shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Investments in shares of common collective trust funds are stated at estimated fair value as determined by the trust fund’s trustee based on the underlying investments. The Company stock is valued at its quoted market price. Participant loans are valued at cost, which approximates fair value.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

NOTE 3 - INCOME TAX STATUS

The Plan has adopted a nonstandardized prototype plan which obtained its latest determination letter on October 9, 2003 in which the Internal Revenue Service stated that the Plan is qualified and the trust established under the Plan is tax-exempt under the appropriate sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

NOTE 4 - RELATED-PARTY TRANSACTIONS

Certain Plan investments at December 31, 2003 and 2002 are in Fidelity mutual funds and portfolios. Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, investments in Fidelity mutual funds and portfolios qualify as party-in-interest transactions. The Plan also allows for investment in the Company’s common stock. The Company is the Plan sponsor; therefore, these transactions qualify as party-in-interest. Loans to participants also qualify as party-in-interest transactions.

NUEVO ENERGY COMPANY 401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

December 31, 2003

NOTE 5 - INVESTMENTS

Investments that represent 5% or more of the Plan’s net assets at December 31, 2003 and 2002 are separately identified below, stated at fair value:

Identity of Party Involved	Description	2003	2002
Mutual Funds:
Fidelity	Retirement Money Market Portfolio		$714,485
Fidelity	Magellan Fund	$1,847,894	918,288
Fidelity	Contrafund	2,110,622	1,197,735
Fidelity	Equity-Income Fund	1,012,649
Fidelity	Blue Chip Growth Fund	1,048,126	598,232

Nuevo Energy Common Stock Fund:
Nuevo Energy Company	Common Stock *	6,081,945	2,145,874

*	Includes both participant- and nonparticipant-directed.

During 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Mutual Funds	$1,485,141
Common Stock	3,616,999

$5,102,140

NOTE 6 -NONPARTICIPANT-DIRECTED INVESTMENTS

The Nuevo Energy Company Common Stock Fund includes both participant- and nonparticipant-directed amounts which cannot be separately determined. Therefore, for purposes of this disclosure, the stock fund is considered nonparticipant-directed. Information about the net assets and the significant components of the changes in net assets is as follows:

	2003	2002
Net Assets:
Investments:
Common stock	$6,081,945	$2,145,874
Interest bearing cash	396,549	123,105
Noninterest bearing cash	12,150	10,596
Other receivables	27,560	8,253
Other liabilities	(26,742)

	$6,491,462	$2,287,828

NUEVO ENERGY COMPANY 401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

December 31, 2003

NOTE 6 - NONPARTICIPANT-DIRECTED INVESTMENTS (CONTINUED)

Year Ended December 31, 2003
Changes in Net Assets:
Employer contributions	$2,101,586
Employee contributions	319,135
Interest and dividends	1,683
Net appreciation in fair value of investments	3,616,999
Benefit payments	(128,557)
Administrative expenses	(599)
Interfund transfers	(1,706,613)

$4,203,634

NOTE 7 - RISKS AND UNCERTAINTIES

The Plan provides for various investments. In general, such investments are exposed to various risks such as significant world events, interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

NOTE 8 - SUBSEQUENT EVENTS

Plains Exploration and Production Company (“PXP”) acquired Nuevo Energy Company on May 14, 2004. PXP will merge the Nuevo Energy 401(k) Retirement Plan into the Plains Exploration and Production Company 401(k) Plan effective July 1, 2004. All participants terminated due to the merger will be granted 100% vesting in each employer contribution source.

NUEVO ENERGY COMPANY 401(k) RETIREMENT PLAN

EIN # 76-0304436 PLAN #001

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2003

(a)	(b) Identity Of Issue, Borrower, Lessor, Or Similar Party	(c) Description Of Investment Including Maturity Date, Rate Of Interest, Collateral, Par, Or Maturity Value	(d) Cost	(e) Current Value

	Common Collective Trust:
*	Fidelity	Managed Income Portfolio	**	$419,547

	Mutual Funds:
*	Fidelity	Retirement Money Market Portfolio	**	913,930
*	Fidelity	Puritan Fund	**	757,774
*	Fidelity	Magellan Fund	**	1,847,894
*	Fidelity	Contrafund	**	2,110,622
*	Fidelity	Equity-Income Fund	**	1,012,649
*	Fidelity	Intermediate Bond Fund	**	599,162
*	Fidelity	Blue Chip Growth Fund	**	1,048,126
*	Fidelity	Worldwide Fund	**	741,225
*	Fidelity	Spartan U.S. Equity Index Fund	**	486,395

				9,517,777

	Nuevo Energy Company Stock Fund:
*	Nuevo Energy Company	Common Stock (251,632 shares)	3,995,332	6,081,945
		Interest Bearing Cash	396,549	396,549
		Noninterest Bearing Cash	12,150	12,150

				6,490,644

*	Participant Loans	6% - 9%	0	488,510

				$16,916,478

*	A party-in-interest as defined by ERISA.
**	Cost omitted for participant-directed investments.

NUEVO ENERGY COMPANY 401(k) RETIREMENT PLAN

EIN # 76-0304436 PLAN #001

SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS

For the Year Ended December 31, 2003

(a) Identity of Party Involved	(b) Description of Assets	(c) Purchase Price	(g) Cost	(h) Current Value of Asset on Transaction Date
*Nuevo Energy Company	Nuevo Energy Company Common Stock	$2,011,868	$2,011,868	$2,011,868

*	The only nonparticipant-directed transaction during 2003 was the annual profit sharing contribution. All other transactions in company stock would have been participant-directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

NUEVO ENERGY COMPANY 401 (k) RETIREMENT PLAN

Date: July 1, 2004	By:	/s/ Nora S. Knowles
Nora S. Knowles Vice President, Human Resources & Administration Plains Exploration & Production Company (authorized signer)

EXHIBIT INDEX

Exhibit Number	Description

23.1	Independent Registered Public Accounting Firm Consent